
April 17, 2018

Paul Edick
President and Chief Executive Officer
Xeris Pharmaceuticals, Inc.
180 N. LaSalle Street, Suite 1800
Chicago, IL 60601

      Re: Xeris Pharmaceuticals, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 21, 2018
           CIK No. 0001346302

Dear Mr. Edick:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted March 21, 2018

Prospectus Summary, page 1

1.   Please disclose here and in the Business section any active INDs related to your product candidates, the date of filing for each IND, the sponsor, the subject matter and the status of the IND. Please include similar disclosure with respect to the EMA or any other drug regulatory authorities.

Glucagon Rescue Pen Market Potential, page 3

2.   Please revise your disclosure in this section to remove the inference that you currently have a sales force of 60 individuals.

Implications of Being an Emerging Growth Company , page 5

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors
We will require additional capital to sustain our business..., page 12

4.   We note your disclosure that your Loan Agreement contains a negative pledge on intellectual property owned by you and if you raise additional funds through other arrangements such as collaborations, licensing or royalty-based financing arrangements, you may have to relinquish intellectual property rights or otherwise enter into arrangements on unfavorable terms. Please revise your disclosure to explain the specific circumstances that could result in the potential actions you discuss, including any material impact to the intellectual property relating to your ready-to-use glucagon or your entry into third-party agreements relating to your glucagon product candidates.

A NDA submitted under Section 505(b)(2) subjects us to the risk..., page 44

5.   Please indicate whether you intend to submit a Paragraph IV certification in connection with your 505(b)(2) application.

Use of Proceeds, page 57

6.   We note your disclosure of the intended uses of proceeds in this section. Please specify how far in the clinical development of your pipeline product candidates other than your Glucagon Rescue Pen you expect to reach using proceeds from the offering. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 to Item 504 of Regulation S-K.

Capitalization, page 59

7.   Please tell us why the number of common shares outstanding at December 31, 2017 as disclosed here and on your audited balance sheet on page F-3 of 3,845,600 differs from the 4,162,480 shares as disclosed in Description of Capital Stock on page 143 and that is inherent in the pro forma common shares outstanding at that date assuming conversion of all your preferred stock. Revise your disclosure accordingly.

Loan Agreement, page 68

8.   Please clarify whether you must submit the NDA for your Glucagon Rescue Pen by September 30, 2018 in order to access the second tranche of the Loan Agreement and receive FDA approval of your NDA by September 30, 2019 to access the third tranche. If true, please revise your Summary, Risk Factors and Business section to disclose these deadlines.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Stock based compensation, page 72

9.   Please provide us the names and volatilities of each of the peer companies you used to estimated expected volatility of 61.1% in 2017 as disclosed on page F-14. Explain to us why you believe each company was similar to you. In your response, at a minimum, specifically tell us whether these peer companies have any product revenues and the following information regarding their development pipelines:
   • The number of product candidates in the pipeline;
   • The general therapeutic area of these product candidates; and
   • The phase of development for these product candidates.

10.   We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price. In your response, specifically tell us the amount and related prices or exercise prices associated with equity activity after the latest balance sheet date presented in your submission.

11.   On page 138, you indicate that you issued Series C preferred stock for $6.2705 per share in each of December 2015, December 2016, May 2017, December 2017 and February 2018. Please address the following:
   • Tell us why the stock price for this series of preferred stock does not appear to have changed over the 27-month period stretching from December 2015 to February 2018.
   • Tell us when and how the pricing in the two most recent closings was determined.
   • Tell us who acquired the stock issued in the two most recent closings and the extent to which these stockholders were new investors in your company.
   • Explain to us the difference between the $6.2705 per share issuance price for the Series C preferred stock in December 2017 and February 2018 and the apparent $3.33 fair value assigned to common stock at December 31, 2107 as derived from your intrinsic value of options disclosure from Note 9 on page F-15.

Business, page 75

12.   We note your disclosure on page 90 that you are conducting your XSGP-101 clinical trial as well as human factors studies and device reliability testing based on FDA considerations from your pre-NDA meeting. Please disclose the considerations or concerns presented by the FDA that led to the particular trials and studies noted.

13.   We note your reference to various clinical and pre-clinical trials conducted for your product candidates on pages 91, 93, 95, 98 and 99. The descriptions of your trials or studies should include the start date and duration, the number of participants, the method by which your products are administered, serious adverse events, primary and secondary endpoints and the results of any completed trials.

14.   We note your disclosure on page 70 regarding three grant agreements that will require the company to make payments upon certain conditions. We also note your disclosure in this section regarding various grants made by the NIH National Institute of Diabetes and Digestive and Kidney Diseases. Please disclose in this section which of the grants referenced have any payment obligations and briefly summarize the material terms of the grant agreements. Please also file these grant agreements as exhibits or tell us why you believe that's not necessary.

Xeris Glucagon Rescue Pen Market Potential, page 82

15.   Please supplementally provide us with support for the number of severe allergic reaction deaths per year and the number of severe hypoglycemia deaths per year. Please also explain the reason you believe that increasing the number of people with emergency glucogon on hand could decrease the number of deaths due to severe hypoglycemia in a manner similar to the ability of auto-injectors to decrease the number of deaths due to severe allergic reaction.

Glucagon Rescue Pen
Clinical Experience, page 85

16.   Please describe all SAEs and the number of patients that experienced SAEs, whether or not treatment-related, for both XSGP-301 and XSGP-202.

Principal Stockholders, page 140

17.   Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by entities in the table, such as Palmetto Partners and Deerfield Management Company.

Note 2: Summary of Significant Accounting Policies
Grant Income, page F-7

18.   Please tell us how you account for the contingent repayment features of your grants as

disclosed in Note 7. Reference for us the authoritative literature you rely upon to support your accounting and revise your policy disclosure to disclose this policy.

Note 7: Commitments and Contingencies
Commitments, page F-13

19.   Please revise your disclosure to correct the following inconsistencies about your various grants:

- In the last paragraph on page F-13 you indicate that if sales of glucagon for use in artificial pancreas exceed $750 million in the first five years after first commercial sale, you will be required to make an additional payment equal to the original grant award amount. In the second paragraph following the table on page 70 you indicate that you would be required to make an additional payment of four times the original grant award amount if the stated condition is met.
- In the third paragraph following the table on page 70 you indicate that you will pay a mid-single digit percentage of the consideration received in a change in control transaction capped at two times the original award amount for your exercise induced hyperglycemia program grant less any amounts already paid. In the first paragraph on page F-14 you do not indicate that this payment is triggered by a change in control transaction.

Notes to financial statements
Note 9. Stock Compensation Plan, page F-14

20.   You state on page 143 that as of December 31, 2017 you had options to purchase 3,208,588 options, whereas the disclosure on page F-15 indicates you had 3,466,468 options outstanding at December 31, 2017. Please revise to clarify.

General

21.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

You may contact Mark Brunhofer at 202-551-3638 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Joseph C. Theis, Jr. - Goodwin Procter LLP